

October 13, 2011

<u>Via E-mail</u>
Mr. Longlin Hu
President and Chief Executive Officer
Kirin International Holding, Inc.
Room 1506
South Building of China Overseas Plaza
No. 8 Guanghua Dongli Road
Chaoyang, District, Beijing, 100020
People's Republic of China

> **Re: Kirin International Holding, Inc.**
> **Amendment No. 5 to a Form 8-K**
> **Filed October 4, 2011**
> **File No. 333-166343**
> **Form 8-K**
> **Filed August 25, 2011**
> **File No. 333-166343**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 333-166343**

Dear Mr. Hu:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to a Form 8-K Filed October 4, 2011

Item 9.01 Financial Statement And Exhibits

Exhibit 99.1

Note 1 – Organization and Description of Business, page F-7

1. We note your response to comment 3 from our letter dated September 6, 2011 and your new disclosure. In addition to the current presentation, please add the following disclosure in future filings:

   • The duration of your contracts and their remaining terms.
   • A description of how the contracts renew (i.e., whether the operating company's approval of the contracts is required).
   • A description of how the operating company can terminate the contract.
   • In your MD&A, discuss how your involvement with the VIE's affects your financial position, financial performance and cash flows. This disclosure should be accompanied by discussion of risks and uncertainties that may result in deconsolidation of your VIE's.

   Provide us with your proposed future disclosure.

Form 8-K filed on August 25, 2011

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

2. With regard to adjustment (c), please tell us in detail why revenue and related cost of sales were reversed for the September 2010 financial statements. Furthermore,

   • Tell us why you recorded revenue before all the revenue recognition criteria pursuant to ASC 360-20-40-50 were met.
   • Tell us why this error was not detected prior to filing your September 2010 financial statements.
   • Tell us what controls are in place to make sure this does not occur again.
   • Tell us why this adjustment affected properties and land lots under development and customer deposits.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Part I – Financial Information, page 1

Note 1 – Organization and Summary of Significant Accounting Policies, page 5

Real Estate Capitalization and Cost Allocation, page 9

3. We note your disclosure that land use rights are divided and transferred to customers after
    the Company delivers properties. In this regard, tell us when you recognize the cost of
    land use rights in your consolidated statements of income and comprehensive income.
    Refer to your basis in accounting literature. Also, tell us why properties under
    development for the Kirin County project increased from December 31, 2010 to June 30,
    2011 (based on disclosure on page 14).

Note 7 – Accounts Payable, page 14

4. Tell us in detail what $36, 676,980 payables in relation to an acquisition of land use
    rights relates to. Tell us if you capitalized land use rights before you paid for them and
    before you received the certificate of land use rights. If so, tell us why you believe it is
    appropriate. Refer to you basis in accounting literature.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
         Peter D. Visalli, Esq.
         Anslow & Jaclin, LLP